Exhibit 99.1

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Announces First Quarter Results

Record Revenues and EBITDA for the Quarter in the Nutraceutical Segment

Q1 Financial and Operational Highlights([1]):

•	Revenues reached $11.3 million, up 270% versus last year
•	Gross margin on sales rose to 30.5%
•	Nutraceutical segment generated positive Adjusted EBITDA of $1.1 million compared to a loss of $3.2 million a year ago
•	Completed first sale in Chinese market and of MaxSimil® in July
•	Cash balance of $5 million

•	Revised Revenues guidance from $41 to $43 million

Laval, Québec, CANADA – July 11, 2016 – Neptune Technologies & Bioressources Inc. (“Neptune” or the “Corporation”) (NASDAQ.NEPT - TSX.NTB), today announced its financial and operating results for the first quarter ended May 31, 2016. All amounts are in Canadian dollars.

“We are very pleased with our results for the first quarter, which increased significantly over last year and also improved sequentially over the fourth quarter of Fiscal 2016. These results reflect the contribution from sales growth and our productivity improvement initiatives put in place during the second quarter of last year,” stated Jim Hamilton, President and CEO of Neptune.

“We have evolved from pioneering the krill oil ingredient market to much more. With the recent acquisition of Biodroga, we are now in the business of customized unique nutrition solutions, speciality ingredients and consumer brands which is now reflected in our new corporate image. Neptune’s new positioning was designed to better communicate to our customers, investors and employees our capabilities and commitment to innovation, health and wellness included in our vision: to provide great nutrition solutions for optimal health and wellbeing.”

“In this respect we recently obtained the exclusive North American rights to MaxSimil®, a novel, patented delivery platform that enhances the absorption of lipid-based and lipid-soluble nutraceuticals. Statistically significant results suggest that the EPA & DHA from MaxSimil fish oils were absorbed 3 times better than the regular fish oils in a clinical study. We recently completed in July our first sales of this new branded ingredient.

“We are also pleased to have completed our first sales in China, as Canada is one of only two countries allowed to sell krill into that market. Our growth and diversification strategy is starting to gain momentum. As such, we have revised our revenue guidance for Fiscal 2017 and now expect revenues of above $43 million (from $41 million) and continue to anticipate a double-digit Adjusted EBITDA margin,” concluded Mr. Hamilton.

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[1] Neptune Nutraceutical segment

Nutraceutical Business Results

•	Nutraceutical revenues were $11.3 million for the three-month period ended May 31, 2016, versus $3.0 million in the first quarter ended May 31, 2015.
•	Adjusted EBITDA[2] was $1,138,000 for the current quarter, compared to a Non-IFRS operating loss of $3.2 million in the prior year.
•	Net loss was $1,250,000 for the current quarter, versus a net loss of $4.5 million in the prior year.

The Nutraceutical segment first quarter EBITDA improvement was mainly driven by higher revenues and a stronger gross margin, in percentage and in dollars, related to cost reduction initiatives, including plant efficiencies and the Biodroga acquisition contribution. The reduction of the net loss reflects improvement of the EBITDA. The prior year net loss also included unallocated production overheads costs.

Project Turbo, a company-wide initiative to drive efficiencies and operating performance, was put in place during the second quarter of Fiscal 2016. To date (as of May 31, 2016), approximately 70% of total expected cost savings, or approximately $5.0 million, were realized.

Consolidated Results

•	Consolidated revenues totalled $11.3 million for the three-month period ended May 31, 2016, up from $2.7 million for the quarter ended May 31, 2015.
•	Non-IFRS operating loss of $1,147,000 for the current quarter, versus $5.2 million in the prior year.
•	Net loss was $3,824,000 for the current quarter, versus a net loss of $5.0 million in the prior year.

On a consolidated basis, the current quarter includes a Non-IFRS operating loss of $2.3 million and a net loss of $3.2 million for Neptune’s subsidiary, Acasti, which is actively engaged in clinical studies and research and development. In the corresponding prior year quarter ending May 31, 2015, Acasti recorded a Non-IFRS operating loss of $1.9 million and a net loss of $1.0 million.

Cash Flows

Consolidated cash and short term investments, including $3 million of restricted short term investments, were $14.6 million as at May 31, 2016, with $9.6 million for Acasti. If Acasti does not raise additional funds, there exists a material uncertainty that casts substantial doubt about Acasti’s ability to continue as a going concern and, therefore, realize its assets and discharge its liabilities in the normal course of business. Acasti’s Management has reasonable expectation that they will be able to raise additional funds.

Caution Regarding Non-IFRS Financial Measures

The Corporation uses adjusted financial measures, including Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) and non-IFRS operating loss (Operating loss before depreciation and amortization), to assess its operating performance. These non-IFRS financial measures are directly derived from the Company’s financial statements and are presented in a consistent manner. The Company uses these measures for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. These measures also help the Company to plan and forecast for future periods as well as to make operational and strategic decisions. The Company believes that providing this information to investors, in addition to IFRS measures, allows them to see the Company’s results through the eyes of management, and to better understand its historical and future financial performance.

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[2] See “Caution Regarding Non-IFRS Financial Measures” which follows

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA and non-IFRS operating loss to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune’s method for calculating Adjusted EBITDA or non-IFRS operating loss may differ from that used by other corporations.

Neptune obtains its Consolidated Adjusted EBITDA and non-IFRS operating loss measurement by adding to net income (loss), finance costs, depreciation and amortization and income taxes and by subtracting finance income. Other items such as insurance recoveries from plant explosion and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Finance income/costs include foreign exchange gain (loss) and change in fair value of derivatives. Neptune also excludes the effects of certain non-monetary transactions recorded, such as stock-based compensation, acquisition costs and insurance recoveries, from its Adjusted EBITDA and non-IFRS operating loss calculation. The Corporation believes it is useful to exclude this item as it is a non-cash expense. Excluding this item does not imply it is necessarily non-recurring.

Conference Call Details

Neptune will be holding a conference call on July 12, 2016 at 8:00 AM (ET) to present its results for the first quarter ended May 31, 2016.

Article I.	Date:	Tuesday, July 12, 2016
Article II.	Time:	8:00 AM Eastern Time
Article III.	Conference ID:	44177587

Call:	1-877-223-4471 (within Canada & the U.S.)
1-647-788-4922 (Outside Canada and the U.S.)
(Please dial in 15 minutes before the call begins)

Webcast:	A live audio webcast can be accessed at:
http://neptunekrilloil.com/investors/investor-events-and-presentations/

An archived recording of the conference call will also be available on Neptune’s website shortly after the call.

About Neptune Technologies & Bioressources Inc.

Neptune is a nutrition products company focused on the business of customized unique nutrition solutions, specialty ingredients and consumer brands. The company develops turnkey solutions available in various unique delivery forms. Neptune also offers a variety of specialty ingredients, including premium krill oil manufactured in our state-of-the art facility and a variety of other marine oils, seed oils and specialty ingredients. Neptune also offers its premium krill oil under the OCEANO3® brand directly to consumers in Canada and the United States through web sales at www.oceano3.com. Oceano3 brand is also sold in bulk to unbranded distributors. The Company’s head office is located in Laval, Quebec.

Neptune is also pursuing opportunities in the prescription drug markets, through its approximately 48% owned subsidiary Acasti Pharma Inc. (“Acasti”). Acasti focuses on the research, development and commercialization of new krill oil-based forms of omega-3 phospholipid therapies for the treatment of severe hypertriglyceridemia.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute “forward-looking statements” within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the “Cautionary Note Regarding Forward-Looking Information” section contained in Neptune’s latest Annual Information Form (the “AIF”), which also forms part of Neptune’s latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune’s website at www.neptunebiotech.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under “Risk Factors”.

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:
Mario Paradis	Pierre Boucher
VP & CFO 1.450.687.2262	MaisonBrison 1.514.731.0000
m.paradis@neptunebiotech.com	pierre@maisonbrison.com

neptunebiotech.com

Reconciliation of net loss to Adjusted EBITDA or non-IFRS operating loss

(Expressed in thousands of dollars)

Three-month period ended May 31, 2016

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,254	3	–	11,257
Adjusted EBITDA (non-IFRS operating loss)	1,138	(2,285)	–	(1,147)
Net loss	(1,250)	(3,154)	580	(3,824)
Total assets	121,227	25,746	(46,279)	100,694
Working capital	17,002	7,150	–	24,152

Adjusted EBITDA (non-IFRS operating loss) calculation
Net loss	(1,250)	(3,154)	580	(3,824)
Add (deduct):
Depreciation and amortization	766	609	(581)	794
Finance costs	887	287	(45)	1,129
Finance income	(1)	(59)	45	(15)
Change in fair value of derivative financial instruments	3	(33)	1	(29)
Stock-based compensation	417	65	–	482
Income taxes	292	–	–	292
Acquisitions costs	24	–	–	24
Adjusted EBITDA (non-IFRS operating loss)	1,138	(2,285)	–	(1,147)

Three-month period ended May 31, 2015

(Expressed in thousands of dollars)

	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	3,042	5	(342)	2,705
Non-IFRS operating loss	(3,223)	(1,945)	–	(5,168)
Net loss	(4,526)	(966)	526	(4,966)
Total assets	124,689	35,158	(66,591)	93,256
Working capital	18,032	15,824	–	33,856

Non-IFRS operating loss calculation
Net loss	(4,526)	(966)	526	(4,966)
Add (deduct):
Depreciation and amortization	593	588	(581)	600
Finance costs	381	87	–	468
Finance income	(13)	(21)	–	(34)
Change in fair value of derivative financial instruments	–	(1,708)	55	(1,653)
Stock-based compensation	342	75	–	417
Non-IFRS operating loss	(3,223)	(1,945)	–	(5,168)